ENDI CORP.

ENTERPRISE DIVERSIFIED, INC.

1806 Summit Ave, Ste 300

Richmond, VA 23230

July 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549-7010

Re:         ENDI Corp.

Enterprise Diversified, Inc.
Registration Statement on Form S-4 (No. 333-262505)

Ladies and Gentlemen:

The undersigned registrants hereby request that the effectiveness of the above-captioned Registration Statement on Form S-4 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on July 14, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrants hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

ENDI CORP.

By:           /s/ Steven L. Kiel

Name:        Steven L. Kiel

Title:          Principal Executive Officer, Principal Accounting Officer and Director

ENTERPRISE DIVERSIFIED, INC.

By:           /s/ Steven L. Kiel

Name:        Steven L. Kiel

Title:          Executive Chairman (Principal Executive Officer)

By:           /s/ Alea A. Kleinhammer

Name:        Alea A. Kleinhammer

Title:          Chief Financial Officer (Principal Accounting Officer)